December 6, 2010

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Washington D. C. 50549

Re:	China Wi-Max Communications, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed April 15, 2010

Forms 10-Q for the Quarterly Periods Ended March 31, 2010 and June 30, 2010
File No. 000-53268

Dear Mr. Spirgel:

This letter supplements our letter of November 18, 2010, and provides our responses to your comments outlined in your November 9, 2010, letter.

For the convenience of the Staff, each of the Staff’s comments is reprinted and is followed by the corresponding response of China Wi-Max Communications, Inc. (the “Company”).

Forms 10-Q for the Quarterly Periods Ended March 31, 2010 and June 30, 2010

Note 1. Organization and basis of presentation, pages F-5 and F-6

Note 2. Consolidation of variable interest entities, pages F-7 and F-8

1.
Please revise to state that the interim financial statements include all adjustments that, in your opinion, are necessary in order to make the financial statements not misleading.  Refer to Rule 8-03 of Regulation S-X.

In response to the Staff’s comment, we have amended the Company’s March 31, 2010 and June 30, 2010, Forms 10-Q to include the disclosures required by Rule 8-03 of Regulation S-X.

2.	Please revise to provide the required disclosure under ASC 810-10-50 including paragraphs 2AA , 5A and 14.

In response to the Staff’s comment, we have amended the Company’s March 31, 2010 and June 30, 2010, Forms 10-Q to provide the required disclosures under ASC 810-10-50, including paragraphs 2AA, 5A and 14.

3.	Please revise the certifications to include the introduction language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

In response to the Staff’s comment, we have amended the Company’s March 31, 2010 and June 30, 2010, Forms 10-Q to revise the certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

In responding to your comments, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me at 913 231 9678.

Sincerely,

/s/ Frank Ventura

Frank Ventura
Chief Financial Officer
China Wi-Max Communications Inc.